

Mail Stop 3561

May 9, 2008

Mr. J. David G. DeCampli
President
PPL Electric Utilities Corporation
Two North Ninth Street
Allentown, PA 18101-1179

> **RE:** **PPL Electric Utilities Corporation**
> **File No. 1-905**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 2, 2008**

Dear Mr. DeCampli:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8. Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

1.   In future filings please disclose the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.

Exhibit 12(c)

2.   In future filings please revise your presentation of earnings to comply with Instruction 1(C) of Item 503(d) of Regulation S-K. For example, the computation should begin with pretax income from continuing operations and include each of the additions and subtractions set forth in the instruction to the extent applicable.

Form 10-Q for Quarterly Period Ended March 31, 2008

Exhibits 31(e) and 31(f)

3.   We note that the introduction to paragraph 4 of the certifications of the certifying individuals does not include the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as required by Item 601(b)(31) of Regulation S-K. Please revise. An abbreviated amendment is permitted that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief